N E W S R E L E A S E

TALISMAN ENERGY APPOINTS A NEW CHIEF FINANCIAL OFFICER

CALGARY, Alberta - October 30, 2006 - Talisman Energy Inc. is pleased to announce the appointment of Phil Dolan, previously Controller, as Vice President, Finance and Chief Financial Officer of the Company effective December 1, 2006. After 25 years with Talisman Energy and its predecessor company, BP Canada,  Mike McDonald has expressed a wish to retire at the end of November.

“I would like to thank Mike for his many contributions to Talisman’s success and wish him well in his pursuit of more leisurely activities,” said Dr. Jim Buckee, President and Chief Executive Officer. “Throughout Mike’s tenure, I have admired his dedication, strategic thinking and concern for his employees. He has set a high standard of compliance, reporting and service to the business. Mike has been a trusted advisor to me and Talisman’s Operating Committee. Phil has worked closely with Mike for the past five years and is extremely well suited for the position.”

Phil joined Talisman in 1994, having started with Bow Valley in 1984 as Coordinator & Supervisor, Accounting.  He has held various accounting positions of increasing responsibility and in April 1996, was appointed Controller of Talisman. Phil has a Bachelor of Commerce degree from the University of Calgary and is a Certified Management Accountant.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate            Christopher J. LeGallais
& Investor Communications                   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210          Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com         Email:  tlm@talisman-energy.com

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